SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Date of Report: October 22, 2003

NOVA Chemicals Corporation
1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive offices)
Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |_|	Form 40-F |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A. A copy of the Registrant’s:

(a)	interim financial statements for the third quarter, three months ended September 30, 2003;

(b)	auditors’ comfort letter related to the interim financial statements;

(c)	updated detailed interest and asset coverage calculations related to the interim financial statements;

(d)	section 302 certification of principal executive officer; and

(e)	section 302 certification of principal financial officer

are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #33-47673
Registration Statement on Form S-8 #333-520
Registration Statement on Form S-8 #333-9076
Registration Statement on Form S-8 #333-9078
Registration Statement on Form S-8 #33-86218
Registration Statement on Form S-8 #33-77308
Registration Statement on Form S-8 #333-4740
Registration Statement on Form S-8 #333-11280
Registration Statement on Form S-8 #333-12910
Registration Statement on Form S-8 #333-101793
Registration Statement on Form S-8 #333-109424
Registration Statement on Form F-9 #333-13824

A copy of the Registrant’s:

(f)	certification of principal executive officer pursuant to 18 U.S.C. § 1350; and

(g)	certification of principal financial officer pursuant to 18 U.S.C. § 1350 are furnished herewith.

Controls and Procedures

(a)	Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

(b)	Changes in internal controls. There were no significant changes in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation /s/ Susan Wright Susan Wright Vice President and Corporate Secretary

Date: October 22, 2003

EXHIBITS

Attached hereto are:

(a)	the interim financial statements of NOVA Chemicals Corporation for the third quarter, three months ended September 30, 2003;

(b)	auditors’ comfort letter;

(c)	updated detailed interest and asset coverage calculations related to the interim financial statements;

(d)	section 302 certification of principal executive officer;

(e)	section 302 certification of principal financial officer;

(f)	certification of principal executive officer pursuant to 18 U.S.C. § 1350; and

(g)	certification of principal financial officer pursuant to 18 U.S.C. § 1350.